Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (No. 333-148101) on Form S-4, in the Registration Statement (No. 333-113160) on Form S-8 and the Registration Statement (No. 333-165649 ) on Form S-8 with respect to the statements of net assets available for benefits of CH2M HILL Retirement and Tax-Deferred Savings Plan as of December 31, 2011 and 2010, the related statement of changes in net assets available for benefits for the year ended December 31, 2011, and the related supplemental schedule of assets (held at end of year) as of December 31, 2011 and the supplemental schedule of delinquent participant contributions for the year ended December 31, 2011, which appear in the December 31, 2011 annual report on Form 11-K of CH2M HILL Retirement and Tax-Deferred Savings Plan.

/s/ Ehrhardt Keefe Steiner & Hottman PC
Ehrhardt Keefe Steiner & Hottman PC

June 27, 2012
Denver, Colorado